CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR John Reynolds, Esq. Ruairi Regan, Esq. United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-0404	December 7, 2016

Re:	CNL Strategic Capital, LLC Draft Registration Statement on Form S-1 Submitted October 3, 2016

Dear Mr. Reynolds and Mr. Regan:

On behalf of our client, CNL Strategic Capital, LLC (the "Company"), and further to our telephonic conversation with the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on December 7, 2016 relating to the Company's letter dated November 17, 2016 in response to comments made by the Staff by letter dated October 31, 2016 in connection with the Company's Registration Statement on Form S-11 (the "Registration Statement"), which was submitted on October 3, 2016 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012, we confirm the following:

1.	Prior to the first public filing of the Registration Statement with the SEC, the Company will have at least $5 million in net tangible assets shown on the latest audited balance sheet included in such Registration Statement.

2.	As of the date hereof, the Company has not commenced operations and has no assets or liabilities.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

December 7, 2016

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Kirk A. Montgomery

Clifford Chance US LLP
Jay L. Bernstein
Larry P. Medvinsky